UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Logitech International S.A.

Full Name of Registrant

Former Name if Applicable

Apples, Switzerland

c/o Logitech Inc.

7600 Gateway Boulevard

Address of Principal Executive Office (Street and Number)

Newark, California 94560

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Logitech International S.A. (“Logitech” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Second Quarter Fiscal Year 2015 Form 10-Q”).

As previously disclosed, the Audit Committee of the Company (the “Audit Committee”), with the assistance of independent advisors, was conducting an independent investigation of certain accounting matters related to the Company’s previously issued financial statements. With the investigation now closed, Logitech has been performing the necessary work to complete and file its Annual Report for Fiscal Year 2014 in Switzerland and its Annual Report on Form 10-K for Fiscal Year 2014 and Quarterly Reports on Form 10-Q for the first and second quarters of Fiscal Year 2015 in the United States. This work is substantially complete. As part of a previously disclosed restatement, due to a material accounting misstatement for inventory valuation reserves for Logitech’s discontinued Revue product, as well as other corrections to the Company’s financial statements, none of which are material to the respective years, the Company will be (a) restating its consolidated financial statements for the fiscal year ended March 31, 2012; (b) revising its consolidated financial statements as of and for the fiscal year ended March 31, 2013; (c) restating the Selected Financial Data in Part II, Item 6 for March 31, 2012 and 2011; and (d) revising the Selected Financial Data in Part II, Item 6 for March 31, 2013 and 2010. In addition, in lieu of filing an amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, the Company will be including restated consolidated statements of operations and cash flows and balance sheet information as of and for the quarter ended June 30, 2011 in Part II—Item 8.

The Company’s independent registered public accounting firm in the United States, PricewaterhouseCoopers LLP (“PwC”) has recently brought an issue regarding its independence to the attention of the Company and the Audit Committee based on non-audit services provided by PwC to the Company during Fiscal Year 2015. The services, which were contracted for in June 2014 for $105,000 and begun in August 2014, were consulting services related to the Company’s implementation of Governance, Risk and Compliance (“GRC”) software. Based on their current view of the matter and their interpretation of the independence standards, PwC and Logitech currently believe that PwC remains independent and has maintained the requisite objectivity with respect to the financial periods covered by Logitech’s fiscal 2012, 2013 and 2014 financial statements and internal control over financial reporting as of March 31, 2014, as well as the financial statements for the first quarter of Fiscal Year 2015. In consideration of the specific facts and circumstances related to this situation, PwC informed Logitech on November 6, 2014 that it has concluded it is not independent with respect to the second quarter of Fiscal Year 2015. The Company continues to work with PwC to file its Annual Report on Form 10-K for Fiscal Year 2014 and Quarterly Report on Form 10-Q for the first quarter of Fiscal Year 2015 as soon as possible and is currently pursuing its options with respect to the second quarter of Fiscal Year 2015 and subsequent periods.

As a result of these developments, the Company is unable, without unreasonable effort or expense, to timely file the Second Quarter Fiscal Year 2015 Form 10-Q.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding: the timing of filing the Company’s Annual Report for Fiscal Year 2014 in Switzerland and its Annual Report on Form 10-K for Fiscal Year 2014; and the timing and ability of PwC to issue its opinions on Logitech’s fiscal 2012, 2013 and 2014 financial statements and internal control over financial reporting as of March 31, 2014 or to complete its review of the Company’s fiscal 2015 Q1 financial statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements in this Form 12b-25 include, but are not limited to, the timing and final resolution of the issue regarding the independence of PwC and any delay it may cause in the filing of required periodic reports with the Securities and Exchange Commission and SIX Swiss Exchange.

In addition, please refer to the risk factors contained in Logitech’s periodic filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013 and our Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2013, available at www.sec.gov, under the caption Risk Factors and elsewhere. Logitech does not undertake any obligation to update any forward-looking statements to reflect new information or events or circumstances occurring after the date of this Form 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vincent Pilette	(510)	795-8500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended March 31, 2014

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 99.1 attached to a Current Report on Form 8-K furnished by Logitech on October 23, 2014.

Logitech International S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 6, 2014	By	/s/ Catherine Valentine
Name: Catherine Valentine
Title: Vice President, Legal and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).